VIA EDGAR

August 4, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Gilead Sciences
Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”)
Filed February 28, 2011
Form 10-Q for the period ended March 31, 2011
Filed May 9, 2011
File No. 000-19731

Ladies and Gentlemen:

This letter sets forth the responses of Gilead Sciences, Inc. (“Gilead”, “we”, “our” or “us”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) dated July 7, 2011 with respect to the filings referenced above. For the convenience of the Staff, we have duplicated the comments set forth in the Comment Letter below in italics and have provided responses to each comment following the Staff’s related comment.

Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and development, page 65

1.	In order to help us evaluate your disclosure about the resources that you expend in your research and development activities, please provide us the following information:

•

Provide us a breakout of research and development expenses incurred for 2009 and 2010 for each candidate listed on page 14-15, or if not practicable, by development phase (i.e., preclinical versus clinical) or by therapeutic class. If none of this information is practicable to provide, tell us why, and provide us a breakout by personnel costs, clinical studies performed by contract research organizations, materials and supplies, licenses and fees, milestone payments under collaboration arrangements and overhead allocations. Reconcile the breakout total for each year to the total research and development expenses incurred as shown on your consolidated statements of income.

Gilead response: Gilead incurred $1.07 billion and $940 million in research and development (R&D) expenses for the years ended December 31, 2010 and 2009, respectively. We do not believe the costs incurred in fiscal years 2009 or 2010 related to any individual candidate were material to the company, nor did any product candidate represent more than 10% of our total R&D expenses.

We manage actual R&D expenses in total at a macro level, not by product candidate, therapeutic area or development phase because we only track direct expenses by compound and development phase for a portion of our total R&D expenses. While we have occasionally allocated shared expenses that are non-compound or development phase specific, it has only been used on a directional basis and can be very subjective. As such, it is not practicable to break-out R&D expenses by individual compound, therapeutic area or study phase. In addition, we believe disclosing the specific costs incurred on the development of each product candidate would be detrimental to our competitive position and therefore, our stockholders. For example, our ability to negotiate competitive terms with potential collaboration partners could be negatively affected. Similarly, historical costs of developing a product candidate could provide competitors with information about our R&D strategy and allocation of resources that could enable them to better compete with us. Further, because our spending on a product candidate or class can be volatile from period to period, disclosing our R&D costs by individual product candidate would be speculative and potentially misleading to investors.

We have provided below, an alternative breakout of our R&D expenses as outlined in the Staff’s request.

	2009	2010
	(in millions)
Personnel expenses	$365	$384
Clinical study expenses	240	214
Outside services	173	161
Impairment and restructuring	2	136
Facilities charges	85	100
Materials and supplies	37	40
Other	38	38

Total	$940	$1,073

We believe showing R&D spending in the aggregate is the most meaningful to investors.

•	For each of your late phase development projects (i.e. Phase III projects) listed on pages 14 and 15 please tell us the following:

•	Identify the significant patents associated with the project and their expiration date.

•

The nature and timing of the next future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency, if reliably determinable. If not, tell us the facts and circumstances that prevent you from making this determination.

Gilead response: We have shown in the table below, the nature and timing of the next future milestone for each of our Phase 3 product candidates along with its anticipated patent expiration date. This information is based on our current best estimates, which may be subject to change. Since our Form 10-K was filed, we terminated development of aztreonam for inhalation solution for the treatment of Burkholderia spp; accordingly, this product candidate has been excluded from the table below.

Phase 3 Product Candidates

Product Candidate for the Treatment of HIV		Next Milestone	Patent Expiration Date (1)
			U.S.		E.U.

Cobicistat		Pending positive clinical trial results, marketing applications would likely be filed in the second quarter of 2012.		(2)		(2)

Elvitegravir		Based on positive clinical trial results, marketing authorizations would likely be filed in the second quarter of 2012.	2023		2023

“Quad” Single Tablet Regimen (Elvitegravir, Cobicistat, Emtricitabine and Tenofovir disoproxil fumarate)		Pending positive results, marketing applications would likely be filed in the first quarter of 2012.	2023	(3)	2023	(3)

Truvada/TMC278 Single Tablet Regimen		Anticipate approval in the U.S. on August 10, 2011. Anticipate approval in the E.U. during the fourth quarter of 2011.	2023	(4)	2022	(4)

Product Candidate for the Treatment of Respiratory Diseases		Next Milestone	Patent Expiration Date (1)

			U.S.		E.U.

Aztreonam inhalation solution for the treatment of Bronchiectasis		Estimated completion date is March 2013.	2021		2021

	(1)	Does not reflect any possible patent term restoration or future supplementary protection certificates. Further, depending on the circumstances surrounding any regulatory approval of the product, there may be other patents that could have relevance to the product as finally approved.

	(2)	Application is pending.

	(3)	Based on the patent expiration date of elvitegravir, one of the components of the Quad.

	(4)	Based on the patent expiration date of TMC278, one of the components of the product.

The development of our product candidates is subject to various risks and uncertainties. These risks and uncertainties include our ability to enroll patients in clinical trials, the possibility of unfavorable results of our clinical trials, the need to modify or delay our clinical trials or to perform additional trials and the risk of failing to obtain regulatory approvals. As a result, our product candidates may never be successfully commercialized. Drug development is inherently risky and many product candidates fail during the drug development process.

Form 10-Q for the period Ended March 31, 2011

Risk Factors

“We face credit risks from our European customers that may adversely affect our results of operations”, page 47

2.	You discuss the issue of increasing past due receivables from product sales to government-owned or supported customers in Greece, Italy, Portugal and Spain. You state that over $1 billion is outstanding at March 31, 2011 and that $525.7 million was more than 120 days past due based on contractual payment terms, and in your discussion of working capital as of March 31, 2011, you state that the increase of $179.2 million in accounts receivable, net, was primarily driven by slower collections in southern European countries. With respect to these customers in Greece, Italy, Portugal and Spain, please address the following:

•	Provide us an expansion of the 120 day past due receivables into more precise aging buckets such as over six, nine and twelve months showing the amounts due from each customer.

Gilead response: In the table below, we provide an expansion of the 120 day past due receivables balance at March 31, 2011 into more precise aging buckets at the country level. We do not believe that presenting the information at the customer level is relevant as the customers with balances aged greater than 120 days past due are publicly-owned hospitals. Accordingly, the receivable balances due from these customers ultimately form part of the sovereign debt of the related countries. Therefore, the risk profile of the receivable balance is not customer specific; rather, the ultimate risk profile of the receivable balance is representative of the risk profile of the related country.

Country	Total greater than 120 days past due	121 - 180 days past due	181 - 270 days past due	271 - 365 days past due	365 + days past due
	(in millions)
Greece	$16	$4	$9	$2	$1
Italy	132	26	24	29	53
Portugal	67	17	22	13	15
Spain	311	49	73	53	136

Total	$526	$96	$128	$97	$205

•

In your critical accounting policies, estimates and judgments for your allowance for doubtful accounts in your December 31, 2010 Form 10-K, you disclose that your allowance for doubtful accounts balance as a percentage of total accounts receivable did not materially change from December 31, 2009 to December 31, 2010, and you disclose, in your MD&A discussion of SG&A, that bad debt expense increased only $7.7 million for the three months ended March 31, 2011. It does not, therefore, appear that you have significantly increased your allowance for doubtful accounts for the increase in the aging of these receivables. Please tell us the amount of your allowance for doubtful accounts at March 31, 2011, the amount reserved for these customers in Greece, Italy, Portugal and Spain, and the basis for your conclusion that your allowance for doubtful accounts adequately addressed the collectability of current and past due receivables from these customers at March 31, 2011.

Gilead response: We have a total allowance for doubtful accounts of $39 million at March 31, 2011. The entire allowance was related to customers in Greece, Italy, Portugal and Spain. The following table further breaks out the allowance for doubtful accounts by country.

	March 31, 2011	December 31, 2010	December 31, 2009
	(in millions)
Greece	$1	$26	$6
Italy	11	8	7
Portugal	5	1	2
Spain	22	17	16

Total	$39	$52	$31

Our management routinely monitors the risk of collection and concluded at March 31, 2011 that the allowance for doubtful accounts adequately addressed the collectability of both current and past due receivables from all its customers world-wide. As disclosed in our Form 10-K, the allowance for doubtful accounts “is based off our analysis of several factors including, but not limited to, contractual payment terms, historical payment patterns of our customers and individual customer circumstances, an analysis of days sales outstanding by geographic region and a review of the local economic environment and its potential impact on government funding and reimbursement practices.”

In determining the appropriate reserve for Greece, Italy, Portugal, and Spain, we considered that the balance of past due receivables is related to sales made to government-owned or supported customers. Therefore, those receivables are ultimately part of the sovereign debt of the related countries. As sovereign debt, we believe that the hospitals, which are funded by their respective governments, have the ability to pay the outstanding balance in full. We regularly monitor developments in Europe to assess whether the level of risk of default has increased and note the ongoing efforts by the European Union, European Monetary Union and International Monetary Fund to support countries with large public deficits and outstanding debt balances. Furthermore, there have been no material write-offs of receivables from our customers. With the exception of the $25 million settlement of certain Greek receivable balances discussed below, the total inception to date write-off of receivables has been approximately $5 million.

We maintain timely and direct communication with hospital customers in Greece, Italy, Portugal, and Spain regarding both the current and past due receivable balances. Through these discussions, the customers have committed to make greater efforts to stay current in their outstanding obligations. Furthermore, each quarter, we have continued to receive payments, although at a slower rate than current sales. We have experienced and observed a historical pattern in our industry where government-funded customers build considerable payable balances aging greater than 120 days and then make a one-time payment to substantially reduce or eliminate their aged payables. For example, during the second quarter of 2011, we received approximately €40 million or $60 million from Italian customers primarily related to receivables aged greater than 365 days included in the previous table. As a result of this payment, our Italian days sales outstanding (DSO) improved by approximately 25 days and consolidated DSO improved by approximately one day.

Given the discussion above, we believe the receivable balances due from Greece, Italy, Portugal, and Spain are ultimately collectible. However, in response to macroeconomic pressures in these countries, management recognizes that it is appropriate to provide an allowance for doubtful accounts. Accordingly, we have adopted a risk-based approach that estimates the allowance for doubtful account balance using publicly-available information. On at least a quarterly basis, we evaluate and, if necessary, update the publicly-available information used in calculating the allowance to ensure the allowance calculation is based on current information and adequately reflects the risk profile of the related country. We believe this approach most closely captures the collection risk related to the underlying country.

At December 31, 2010, the allowance for doubtful account balance was $52 million, $13 million higher compared to March 31, 2011. The decrease in the allowance for doubtful account balance was primarily related to the settlement of Greek public hospital trade payables to pharmaceutical companies for Greek government zero-coupon bonds at 100% par value of the receivables. As a result of this settlement we wrote-off approximately $25 million of our Greek receivables. Since our inception this has been the only write-off of receivables greater than $5 million. We were fully reserved for the uncollected portion of the receivables that was settled, and no additional bad debt expense was recorded as a result of the settlement. The uncollected portion of the receivables was related to the discount taken on the Greek government zero-coupon bonds. The bond discount represented the interest free and illiquidity components of the Greek government zero-coupon bonds. The overall decrease in the allowance for doubtful account balance was partially offset by an increase in the allowance for Italy, Portugal and Spain. The increase in the allowance in those countries is related to the continued aging of their respective receivable balances.

•

Describe for us management’s plans and options available to collect the past due receivables and the expected effects of these customers on your future financial position and results of operations including reduction in sales to the customers.

Gilead response: We will continue to work with our hospital customers to collect outstanding accounts receivables balances. While payment is slower, our management ultimately expects to collect these balances. We continue to receive regular payments from these customers which are government-funded public hospitals. Furthermore, there is no history of material write-offs of receivables from our customers.

We have the option to pursue legal action against our customers. In view of the protracted timeline associated with collecting the outstanding balances through legal action and the current direct communication with our customers, in many instances, we do not believe this to be the best approach for any of the parties involved. In certain regions, we have participated in a consortium with other health care companies to have a stronger voice in collecting the past due receivables. In the future, we will continue to evaluate opportunities to participate in industry group consortiums and consider taking legal action to recover overdue balances.

Our products are used to treat life-threatening diseases. Our current business model in these markets is to sell our products directly to government hospitals, who in turn directly deliver critical care to patients. We believe this business model enables timely delivery and adequate supply of products. The outstanding receivable balances are related to government-funded hospitals, and are fundamentally sovereign debt; therefore, we believe the receivable balances are ultimately collectible. Similarly, we believe that future sales to these customers will continue to be backed by sovereign debt and will be collectible.

In addition, at the Staff’s request, Gilead acknowledges that:

•	Gilead is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gilead may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 522-5688 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/S/ ROBIN L. WASHINGTON
Robin L. Washington
Senior Vice President and Chief Financial Officer